July 12, 2019

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

       Re: Live Nation Entertainment, Inc.
           Form 10-K for the Fiscal Year Ended December 31 2018
           Filed February 28, 2019
           File No. 001-32601

Dear Ms. Willard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure